WOODSIDE
AUSTRALIAN ENERGY

03 JAN -2 AM 8:21

10 December 2002

03003156

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Gulf of Mexico, Atwater Valley Block 489 (Kansas-1), lodged with the Australian Stock Exchange on 10 December 2002;
- Stock Exchange Release in relation to WA-271-P (Laverda-2), lodged with the Australian Stock Exchange on 10 December 2002;
- Stock Exchange Release in relation to WA-191-P (Exeter-3), lodged with the Australian Stock Exchange on 10 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

82-2280

10 December 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico, Atwater Valley Block 489
Kansas-1

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Kansas-1 well (OCS-G15632 #1) has been plugged and abandoned at a depth of 18,170 feet. Further drilling will be required at some time in the future to fully evaluate the prospect.

All reported depths are referenced to the rig rotary table.

As a result of this activity, Woodside has earned a 16.665% interest in 7 blocks covering the Kansas prospect. The blocks are AT445, AT446, AT488, AT489, AT490, AT491 and AT534.

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

10 December 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Laverda-2

Woodside Petroleum Ltd., Operator of the Permit WA-271-P, located in the Exmouth Sub-Basin, reports that on 10 December 2002 the Laverda-2 appraisal well was at a depth of 1565 metres and preparing to drill ahead in $8^1/_2$ inch hole.

Since the last report $13^3/_8$ inch casing was cemented and the blowout preventers run and tested. The $12^1/_2$ inch hole was then drilled to 1565 metres and the $9^5/_8$ inch casing run and cemented.

The Atwood Falcon drill rig is drilling the well. The location is approximately 30 kilometres west of the Macedon/Pyrenees field. Water depth at the location is 808 metres. Planned total depth is 2302 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

10 December 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Sedco 703 drilling rig departed the Exeter-3 exploration well, located in the Carnarvon Basin of the North West Shelf, on 9 December 2002.

Since the last report, the 8½ inch hole was drilled from 3943 metres to the total depth of 3995 metres, wireline logs were run, and the well was plugged and abandoned after encountering sub-commercial hydrocarbons in a secondary objective.

The well location is approximately 1.5 kilometres south of the Exeter-1 oil discovery well. Water depth at the location is 141 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary